SUB-ITEM 77D: Policies with respect to security investments Effective May 1, 2002, the portfolio's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the portfolio will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of issuers from at least three emerging markets.
The portfolio's 80% investment policy is non-fundamental and may be changed by the Board of Trustees of the portfolio to become effective upon at least 60 days' notice to shareholders prior to any such change.
The portfolio may invest up to 20% of its net assets, plus any borrowings for investment purposes, in debt securities.